Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Years Ended March 31,
	2006	2005	2004	2003	2002
	(in thousands)
Earnings
Consolidated pretax income (loss) from continuing operations	$12,465	$5,439	$(9,124)	$15,789	$7,460
Equity in earnings (losses) of investees	(1,027)	(538)	(742)	(152)	904
Distributed income of equity investees	818	847	786	1,286	405
Interest	11,375	9,535	8,826	11,307	11,934
Net amortization of debt discount and premium and issuance expense	470	488	541	612	628
Interest portion of rental expense	1,693	1,438	1,392	1,424	1,440

Total earnings	25,797	17,209	1,679	30,266	22,771

Fixed Charges
Interest	11,375	9,535	8,826	11,307	11,934
Net amortization of debt discount and premium and issuance expense	470	488	541	612	628
Interest portion of rental expense	1,693	1,438	1,392	1,424	1,440

Total fixed charges	13,541	11,461	10,759	13,343	14,002

Ratio of earnings to fixed charges	1.9x	1.5x	0.2x	2.3x	1.6x

For purposes of calculating earnings to fixed charges, earnings consist of net income plus fixed charges. Fixed charges consist of interest expense, amortization of debt issue cost and discount or premium relating to indebtedness and the portion (30%) of rental expense on operating leases which NWS estimates to be representative of the interest factor attributable to rental expense.